FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 25, 2002, Series 2002-AC3	**333-56242**

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: /s/ Thomas Marano
Name: Thomas Marano
Title: Director

Dated: June 25, 2002, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$270,000,000 (approximate)

Asset-Backed Certificates,
Series 2002-AC3

Bear Stearns Asset Backed Securities, Inc
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

May 20, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Lockout/Window (mos.)	Expected Final Dist. Date	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
A-1	$101,939,000	37.755%	Floater (d)(i)	**1.000**	0/24	6/25/04	4/25/19	Aaa/AAA
A-2	$59,541,000	22.052%	Fixed (d)	**2.750**	23/22	3/25/06	5/25/25	Aaa/AAA
A-3	$50,019,000	18.526%	Fixed (d)	**5.000**	44/36	2/25/09	3/25/29	Aaa/AAA
A-4	$16,931,000	6.271%	Fixed (d)	**7.500**	79/23	12/25/10	4/25/30	Aaa/AAA
A-5	$24,020,000	8.896%	Fixed (d)(e)	**8.812**	101/5	4/25/11	7/25/32	Aaa/AAA
A-IO	Notional (g)	(g)	(f)	**1.148 (h)**	N/A	12/25/04	12/25/04	Aaa/AAA
M-1	$9,450,000	3.50%	Fixed (d)(e)	**5.820**	36/70	4/25/11	7/25/32	Aa2/AA
M-2	$4,725,000	1.75%	Fixed (d)(e)	**5.820**	36/70	4/25/11	7/25/32	A2/A
B	$3,375,000	1.25%	Fixed (d)(e)	**5.820**	36/70	4/25/11	7/25/32	Baa2/BBB
Total	**$270,000,000**	100.00%						

Notes: (a) The principal balance of each Class of Certificates is subject to a 10% variance.

(b) Prepayment Pricing Speed Assumption: 125 PPC which is equal to a ramped speed of 5% CPR initially then building to 22.5% CPR in month 12, and remaining constant at 22.5% CPR thereafter.

(c) The Certificates will be priced to the 10% cleanup call.

(d) Subject to a net wac cap rate equal to (1) until the Distribution Date in December 2004, the weighted average of the net mortgage rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (2) thereafter, the weighted average of the net mortgage rates on the mortgage loans.

(e) The initial pass-through rate is subject to an increase of 0.50% per annum on the first Distribution Date after the first possible optional termination date.

(f) Subject to a cap equal to the weighted average net mortgage rates on the mortgage loans, the pass-through rate for the Class A-IO Certificates will be 8.00% per annum. The Class A-IO will only be entitled to receive interest on their notional amount for the first 30 distribution dates.

(g) The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 18th Distribution Date $[27,000,000]; from and including the 19th through the 24th Distribution Date $[22,950,000]; from and including the 25th through the 30th Distribution Date $[18,900,000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

(h) Duration

(i) The holders of the Class A-1 Certificates will be entitled to payments of interest arising from a Yield Maintenance Agreement (as described more fully herein).

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential properties.
- The mortgage pool will consist of approximately $270 million of loans primarily with non-conforming balances.
- The mortgage loans were originated by 17 different companies including Greenpoint Mortgage (approximately 39%), Ivy Mortgage (approximately 13%) and National City (approximately 12%) pursuant to underwriting guidelines as described in the prospectus supplement. The other originators have each contributed less than 10%.
- The collateral information presented herein is based on the 'Statistical Calculation Date' as of April 1, 2002.

THE STRUCTURE

The transaction will employ a senior/subordinate overcollateralization structure.

Class A-1 through A-5 Certificates (the " Certificates")

The Class A-1, A-2, A-3, A-4 and A-5 Certificates will receive principal sequentially, in that order. The Certificates, other than the Class A-1 Certificates, will be issued as fixed-rate securities. The Class A-1 Certificates will be issued as floating-rate securities.

Class A-IO Certificates

The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 18th Distribution Date $[27,000,000]; from and including the 19th through the 24th Distribution Date $[22,950,000]; from and including the 25th through the 30th Distribution Date $[18,900,000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period). The coupon on the Class A-IO Certificates will be 8.00% per annum for the first 30 distribution dates; and, thereafter, 0.00% per annum.

Class M Certificates

The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates

The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Seller:	EMC Mortgage Corporation
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicers:	EMC Mortgage Corporation (87%) and National City (12%)
Originators:	Greenpoint (39%), Ivy Mortgage (13%), National City (12%) and 14 other originators (37%).
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	Bank One, National Association
Optional Termination:	10% cleanup call
Cut-off Date:	June 1, 2002
Closing Date:	On or about June 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing in July 2002.
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass-Through Rates:	The pass-through rate for the Class A-1 Certificates will be equal to One-Month LIBOR plus the related margin (the "Formula Rate"), subject to the Net Wac Cap Rate (adjusted in the case of the Net WAC Cap Rate, to an effective rate reflecting the accrual of interest calculated on the basis of a 360 day year and the actual number of days elapsed during the related Accrual Period). The pass-through rate for the Class A-2, A-3, A-4, A-5, M-1, M-2 and B Certificates will be equal to a fixed rate, subject to the Net WAC Cap Rate.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid. The "accrual period" for the Certificates (other than the Class A-1 Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates (other than the Class A-1 Certificates) based on a 360-day year that consists of twelve 30-day months. The interest accrual period for the Class A-1 Certificates will be the period commencing on the immediately preceding Distribution Date (or in the case of the first such accrual period, commencing on the closing date) and ending on the day immediately preceding such Distribution Date based on the actual number of days elapsed and a 360-day year.

Principal Payments: The Certificates will receive payments of principal in the following order: to Class A-1, until paid in full; to Class A-2, until paid in full; to Class A-3, until paid in full; to Class A-4, until paid in full; then to Class A-5, until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under "Priority of Payments" below.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M or Class B Certificates any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.

Extra Principal Distribution Amount: With respect to any distribution date, the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.

Principal Remittance Amount: With respect to any distribution date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and
3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer and any interest shortfalls resulting from the application of the Relief Act.

Unpaid Interest Shortfall Amount: For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.

Available Distribution Amount: For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by Servicing Fees.

Net Monthly Excess Cashflow: For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent scheduled monthly payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicer's advancing obligations.

Adjusted Net mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate, (2) the Master Servicing Fee Rate and (3) any applicable LPMI fee.

Net WAC Cap Rate: (A) for the July 2002 Distribution Date through the December 2004 Distribution Date, a per annum rate equal to (1) the weighted average of the Adjusted Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs (adjusted in the case of the Class A-1 Certificates, to an effective rate reflecting the accrual of interest on the basis of a 360-day year and the actual number of days elapsed during the related Accrual Period) minus (2) the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Adjusted Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Notional Amount: The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 18th Distribution Date $[27,000,000]; from and including the 19th through the 24th Distribution Date $[22,950,000]; from and including the 25th through the 30th Distribution Date $[18,900,000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from a AAA/Aaa (S&P/Moody's) rated interest rate cap provider pursuant to a yield maintenance agreement, which is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Class A-1 Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreements").

On each Distribution Date, payments under the Yield Maintenance Agreement will be made on an amount equal to the lesser of (a) the aggregate Certificate Principal Balance of the Class A-1 Certificates as of such Distribution Date and (b) the notional amount of the Class A-1 Certificates based on an amortization schedule applying 100% PPC (i.e., 100% of the pricing speed assumption) through November 2004 (assuming no losses or delinquencies), and zero thereafter. It is anticipated that the Yield Maintenance will include the following terms:

Notional Balance	Strike Rate	Months
Class A-1 @ 100% PPC	[6.75]%	1-29

Priority of Payments:

Interest Distributions

1) To the holders of the Class A-IO Certificates, the Monthly Interest Distributable Amount for such class for such distribution date;
2) To the holders of the Class A-IO Certificates, the Unpaid Interest Shortfall Amount, if any, for such class for such distribution date;
3) From the remaining Interest Remittance Amount, concurrently to the holders of the Class A-1, A-2, A-3, A-4 and A-5 Certificates, the related Monthly Interest Distributable Amount for each such class for such distribution date;
4) From the remaining Interest Remittance Amount, concurrently to the holders of the Class A-1, A-2, A-3, A-4 and A-5, the related Unpaid Interest Shortfall for each such class for such distribution date;
5) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
6) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
7) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class;

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of the Class A-1, A-2, A-3, A-4 and A-5 Certificates, sequentially, until the Certificate Principal Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) From the Class A Principal Distribution Amount, to the holders of the Class A-1, A-2, A-3, A-4 and A-5 Certificates, sequentially, until the Certificate Principal Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid

Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
6) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
8) To the holders of the Class B-IO Certificates and Class R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 13.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-2 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.50% and (B) the Current Specified Overcollateralization Percentage.

Class B Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class B Certificates immediately prior to such distribution date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), (3) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such distribution date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class M or Class B Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in July 2005 and (y) the first distribution date for which the aggregate Certificate Principal Balance of the Class M and Class B Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to 13.00%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if 60+ delinquencies exceed 50% of the aggregate amount of the Class M and Class B Certificates plus the Overcollateralization Amount.

Credit Enhancement:	• Subordination: Initially, 6.50% for the Class A Certificates; 3.00% for the Class M-1 Certificates and 1.25% for the Class M-2 Certificates. • Overcollateralization ("OC") **Initial** (% Orig.) 0.00% **OC Target** (% Orig.) 0.50% **Stepdown** (% Current) None **OC Floor** (% Orig.) 0.50% • Excess spread, which will initially be equal to approximately 250 bps per annum (before losses), is expected to be available to cover losses and to build OC commencing on the January 2003 Distribution Date (i.e., six-month spread holiday).
Overcollateralization Deficiency Amount:	For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).
Overcollateralization Release Amount:	For any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Overcollateralization Target Amount:	For any distribution date, approximately $1,350,000.
Overcollateralized Amount:	For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the offered certificates (other than the Class A-IO Certificates) as of such distribution date (after giving effect to distributions to be made on such distribution date).
Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of [0.02]% per annum, payable monthly
Optional Call:	At its option, EMC may purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Registration:	The Certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1.00 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Offered Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Certificates and Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	BSABS 02-AC3
Pool Principal Balance	$270,000,000
Average Principal Balance	$325,440
Range of Principal Balance	$35,886 - $1,950,000
WA Gross WAC	8.3378%
Range of Gross WAC	6. 5000% - 12.1250%
WAM (mos)	331
WA Age (mos)	3
WA Original Term (mos)	336
Balloon / Fully Amortizing	10.45% / 89.55%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	685
Below 600	1.86%
600 to 619	4.67%
620 to 639	12.49%
640 to 659	14.69%
660 to 679	17.62%
680 to 699	13.40%
700 to 749	22.25%
750 and above	12.92%
Not Available	0.08%
LTV	
Weighted Average	79.60%
0.01% to 50.00%	3.11%
50.01% to 60.00%	4.76%
60.01% to 70.00%	14.53%
70.01% to 80.00%	36.31%
80.01% to 90.00%	19.95%
90.01% to 95.00%	8.39%
95.01% to 100.00%	5.80%
% with LTV's > 80%	34.14%
% of loans with MI	21.02%
Insurance	
Conventional MI	21.07%
Non-MI	78.93%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Pool
Property Type	
Single Family	76.44%
PUD	11.29%
Two to Four Family	7.62%
Condominium	4.01%
Occupancy Status	
Owner Occupied	90.06%
Investor Property	7.89%
Second Home	2.05%
Loan Purpose	
Purchase Money	49.34%
Cash-Out Refinance	36.06%
Rate/Term Refinance	14.61%
Documentation Type	
Full/Alternative	22.57%
Stated Income	37.40%
No Ratio	6.72%
No Income/No Asset	33.30%
Geographic Concentration (> 5%)	
California	31.84%
Northern CA	12.83%
Southern CA	19.01%
New York	6.49%
Virginia	5.00%
Prepayment Penalties	
None	73.54%
6 Months	0.15%
1 Year	6.99%
2 Year	0.37%
3 Year	5.69%
5 Year	13.27%